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                         BRACEWELL & PATTERSON, L.L.P.
                           South Tower Pennzoil Place
                        711 Louisiana Street, Suite 2900
                           Houston, Texas 77002-2781

                               December 13, 1996

Arcadian Corporation
3175 Lenox Park Boulevard, Suite 400
Memphis, Tennessee 38115-4256

     Re: Certain U.S. federal income tax consequences relating to the merger of Arcadian Corporation with and into PCS Nitrogen, Inc., a Delaware corporation and wholly-owned subsidiary of Potash Corporation of Saskatchewan Inc.

Gentlemen:

     We have acted as counsel to Arcadian Corporation, a Delaware corporation ("Arcadian"), in connection with the proposed merger (the "Merger") of Arcadian with and into PCS Nitrogen, Inc., a newly-formed Delaware corporation ("PCS Nitrogen") and wholly-owned subsidiary of Potash Corporation of Saskatchewan Inc., a Saskatchewan corporation ("PCS"), pursuant to the terms of the Agreement and Plan of Merger dated as of September 2, 1996, as amended (the "Merger Agreement") by and among PCS, PCS Nitrogen, and Arcadian. For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

     As a result of the Merger, all of the holders of Arcadian's outstanding common stock, par value $.01 per share ("Arcadian Common Stock") (other than holders who exercise appraisal rights under the Delaware General Corporation
Law) will exchange their shares of Arcadian Common Stock for Merger Consideration comprised of approximately $12.25 cash (the "Merger Cash") and PCS Common Stock expected to have a market value of between $12.75 and $14.75 per share. As a result of the Merger, holders of Arcadian Common Stock, in the aggregate, will receive PCS Common Stock representing at least 47.94% of the sum of (i) the aggregate Merger Consideration, (ii) the value of Arcadian Common Stock as to which appraisal rights have been demanded and not waived, and (iii) amounts paid within one year of the Effective Date in redemption of shares of Arcadian Common Stock or Arcadian Preferred Stock, other than redemptions undertaken in the ordinary course of business and not in contemplation of the Merger.

     To facilitate the Merger, Arcadian will, immediately prior to the Effective Time, exercise the "Common Conversion Option" set forth in the Certificate of Designation creating the Arcadian Preferred Stock, so that each share of Arcadian Preferred Stock will be converted into a share or fraction of a share of Arcadian Common Stock (the "Mandatory Pre-Merger Conversion"). A portion of the Arcadian Common Stock to be received by a holder of Arcadian Preferred Stock as a result of the Mandatory Pre-Merger Conversion will be attributable to accrued and unpaid dividends on such Arcadian Preferred Stock.

     On the date hereof, PCS is filing with the Securities and Exchange Commission a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus relating to the Merger (the "Proxy Statement"). You have requested our opinion regarding the accuracy of the discussion in the Proxy Statement under the caption "Certain United States Federal Income Tax Consequences" of the material United States federal income tax consequences of the Mandatory Pre-Merger Conversion and the Merger to Arcadian and to the holders of Arcadian Preferred Stock and holders of Arcadian Common Stock who participate in the Merger.

     In connection with the opinion rendered below, we have examined originals or photocopies of (i) Arcadian's Restated Certificate of Incorporation, as amended; (ii) the Merger Agreement; (iii) the Proxy Statement; (iv) a letter from an officer of Arcadian addressed to us dated the date hereof regarding certain facts relating to this opinion; (v) a letter from an officer of PCS addressed to us dated the date hereof
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regarding certain facts relating to this opinion; and (iv) such other documents as we have deemed necessary or appropriate for purposes of this opinion.

     In connection with this opinion and with your consent, we have assumed that:

     - the Merger Agreement been duly authorized, executed, and delivered by each of the parties thereto;

     - each of the documents we have examined or otherwise relied upon is authentic, if an original, or accurate, if a copy, and has not been amended;

     - each party to the Merger Agreement has full power, authority, and legal right to enter into and perform the terms of the Merger Agreement and the transactions contemplated thereby; and

     - as of the Effective Time Arcadian and PCS and their authorized representatives will reaffirm the factual representations set forth in the representation letters referred to above, and that such representations are now and at the Effective Time will be complete and correct.

     Based on the foregoing, and subject to the assumptions and limitations described herein, and having due regard for such legal considerations as we deem relevant, we hereby confirm, and adopt as our opinion, the statements of legal matters included in the discussion in the Proxy Statement located in the section entitled "Certain United States Federal Income Tax Considerations" to the extent, but only to the extent, that such statements describe matters of United States federal income tax law.

     Our opinion is limited to the material United States federal income tax consequences under current applicable law of the Mandatory Pre-Merger Conversion, the Merger, and the ownership of PCS Common Stock to holders of Arcadian Common Stock or Arcadian Preferred Stock who are United States domestic corporations or United States citizens or residents. Our opinion does not address the federal income tax consequences to holders of Arcadian Common Stock who elect to pursue appraisal rights. Except as specifically set forth herein, we express no opinion with respect to any United States federal tax matters, and we express no opinion as to any tax or other issues arising under any state or locality of the United States. Moreover, our opinion does not address any Canadian tax issues.

     The foregoing opinion is based on current provisions of the Code and the Regulations thereunder, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to reorganizations or conversions of stock.

     We understand that you will ask us to confirm this opinion as of the Effective Time. Our ability to do so as of the Effective Time assumes that no legislative, judicial or administrative changes or interpretations will occur prior to the Effective Time which would make it impossible for us to render such opinion at that time. No assurance can be given that such changes or interpretations will not occur prior to the Effective Time. Moreover, there can be no assurance that the Internal Revenue Service will not successfully contest some or all of the conclusions addressed by this opinion, even in the absence of any such changes or interpretations.

     This opinion is being furnished solely for the benefit of Arcadian and the Arcadian stockholders in connection with the Merger and may not be used or relied upon by any other person or for any other purpose. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 filed by PCS of which the Proxy Statement constitutes the prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

                                            Very truly yours,

                                        /s/ Bracewell & Patterson, L.L.P.